DC

02025462

NO ACT
P.E 12-21-2001
1-12609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Act 1934
Section
Rule 14A-8
Public Availability 3/1/2002

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letters dated December 21, 2001, January 2, 2002 and January 15, 2002 concerning the shareholder proposal submitted to PG&E by Clifford K. Brauff and Mr. and Mrs. Lloyd Scaff. We also have received letters on the proponents' behalf dated January 16, 2002 and January 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Clifford K. Brauff
3101 Melendy Drive
San Carlos, CA 94070

Mr. and Mrs. Lloyd Scaff
2449 Pine Knoll Drive
Walnut Creek, CA 94595

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff (the "Proponents"), for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

We have enclosed six copies of this letter and the Proposal and attach all other correspondence. A copy of this letter is also being sent to the Proponents as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

The Corporation received the Proposal by facsimile on December 18, 2001 without a cover letter identifying the sender(s), but which purports to have been jointly submitted by the Proponents. The Proposal requests a bylaw amendment that would require stockholder approval of "golden parachutes" and place certain other restrictions on the use of golden parachutes. The Proposal does not designate a representative, nor does it include any of the documentation required by Rule 14a-8(b)(2) to substantiate their ownership. In letters sent to each of the Proponents by overnight courier on December 20, 2001, the Corporation notified the Proponents of their failure to satisfy the procedural and eligibility requirements and provided them with an opportunity to correct the problem. Because no address or facsimile number was provided with respect to Mr. and Mrs. Scaff, the Corporation sent their letter in care of their co-proponent, Mr. Brauff.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

A. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 in two ways as follows:

1. The Proponents Have Not Demonstrated Eligibility.

The Proponents have failed to assert that they are the record owners of $2,000 in market value of the Corporation's stock and have also failed to provide any proof whatsoever that they beneficially own any of the Corporation's stock as required by Rule 14a-8(b)(2). Notwithstanding such failure by Mr. Brauff, a review of the Corporation's records has revealed that he is a shareholder of record who holds the requisite market value required by Rule 14a-8. The Proponents have each failed to affirm their intent to hold the requisite amount of the Corporation's stock through the date of the 2001 annual meeting, as required by Rule 14a-8(b)(2).

2. The Proposal Exceeds 500 Words.

The Proposal, including the supporting statement, is in violation of the 500 word limit imposed by Rule 14a-8(d).

As stated above, the Corporation has notified the Proponents of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation to correct these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than

O
ORRICK

80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponents should correct the eligibility and procedural deficiencies described above on a timely basis, the Corporation will notify the staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

1. The Proposal Is Impermissibly Vague.

The staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989).

The Proposal is both difficult to understand and also so vague and indefinite that shareholders voting on the proposal will not be able to determine with any reasonable certainty, exactly what would be required in the event that the Proposal was adopted. The Proposal states that "Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utility Index for the 3 years following merger completion." In addition to the syntax errors that make it difficult to understand this sentence, the substantive aim of the sentence is unclear. It is difficult to determine how the Proponents are proposing golden parachutes be linked or indexed to the Corporation's performance following a merger. The shareholders voting at the annual meeting would be forced to guess what the Proposal is meant to cover as well as how it would be implemented, thus making it very difficult for them to evaluate the Proposal. Additionally, even if a shareholder successfully determines the intent of the Proponents, he or she would remain uncertain as to (1) how the Proponents were intending such golden parachutes in excess of one-year's base pay to be linked or indexed to the Dow Jones Utility Index and (2) the standards by which performance criteria are to be evaluated. The Proposal is impermissibly vague and misleading and therefore the Corporation believes that it is entitled to exclude the proposal on Rule 14a-8(i)(3) grounds. See Hershey Foods Corp. (Dec. 27, 1988) (allowing the exclusion of a proposal that the company establish a policy against advertising on "sexually suggestive" television programs, where the staff emphasized that "the standards under the proposal may be subject to differing interpretations").

2. **The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.**

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Supporting Statement contains several statements which are false or misleading, as set forth below in the order in which they appear in the Supporting Statement, in that it fails to provide supporting authority for assertions and contains irrelevant, confusing and inaccurate information.

a. *"A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes."*

The Proponents have not provided factual support in the form of a citation to a specific source for this quotation. The failure to provide such information renders the statement misleading because the shareholders have no ability to verify the statement's context and accuracy. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement in its entirety. See General Motors Corporation (April 10, 2000), (March 29, 2001); Southwest Airlines Co. (Mar. 13, 2001).

b. *"Additionally, the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% - two and ½ times the average in PG&E's industry peer group."*

This statement is confusing to shareholders because the statistics cited with respect to the Corporation's management option plan (even if accurate) are irrelevant and have no bearing on the Proposal, the stated purpose of which appears to be to limit the Corporation's ability to provide severance benefits to its management. The statement is materially misleading because a shareholder could conclude that an affirmative vote on the Proposal will restrict the Corporation's ability to grant options to its management team under the management stock option plan or will serve to limit or prevent any potential dilutive effects associated with the exercise of options granted to management thereunder. The staff has instructed proponents to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001).

Further, this statement is also materially misleading because the Proponents have failed to provide citations for these statistics and have also failed to provide factual support for the asserted dilution

percentage and the stated multiplier as compared to the average in PG&E's industry peer group, nor have they identified the members of such peer group. Therefore shareholders do not have an opportunity to verify the accuracy of the statement. Again, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement from the Proposal. See General Motors Corporation (March 29, 2001) (requiring the proponent to provide additional support for similar language).

c. *"In the view of certain institutional investors"*

The Proponents fail to identify the institutional investors to which they are referring. This statement is misleading since the shareholders have no means to independently verify the statements that follow this phrase, nor to evaluate the merits of the views held by such institutional investors. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the phrase and the enumerated items that immediately follow in their entirety. See General Motors Corporation (April 10, 2000) and (March 29, 2001).

d. *"The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint [NYSE: FON] with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders. Another example of questionable golden parachutes is the $150 million parachute payouts to Northrop Grumann executives after the merger with Lockheed Martin collapsed."*

These statistics are misleading because there is no basis for comparing these severance pay-outs to the types of severance arrangements the Corporation might enter into and there is no basis to determine the significance of such amounts in comparison to the total consideration involved in the transaction. Further, the Proponents do not provide any support for the quoted figures. Therefore, the Corporation requests that the staff instruct Proponents to provide additional context and support for these figures or to delete these statements in their entirety.

The staff has stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). In this case, the Corporation believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal because the defects cause it to be it misleading and confusing to shareholders. However, if the Proposal cannot be omitted, the Corporation believes, at a minimum, that it should be amended to correct the deficiencies described above.

ORRICK

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

9 – REASONABLE CRITERIA FOR GOLDEN PARACHUTES

Submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff.

Resolved:

PG&E shareholders request reasonable criteria for golden parachutes stated in a bylaw. This includes a shareholder vote on golden parachutes. Golden Parachutes are a lucrative bonus for management after a merger. This vote would apply to golden parachutes in excess of one-year's total pay.

This policy includes that Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utilities Index for the 3 years following merger completion. The Dow Jones Utilities Index chart is published on page 38 [the company is requested to insert the correct page number from the 2002 proxy] in this proxy booklet.

This policy includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

Supporting Statements

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes.

Golden parachutes need reasonable limits

This is due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed a parachute.

Additionally the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% – two and 1/2 times the average in PG&E's industry peer group.

In the view of certain institutional investors

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The magnitude of golden parachutes

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

Is the company stand on this topic supported by institutional investors?

In reviewing the company stand on this proposal topic, or to any shareholder proposal topic on the 2002 ballot, it may be useful to ask whether the company stand is opposed to the recommendation of some key institutional investors and influential proxy analysts – as it often is.

Respected Independent Guidelines on Golden Parachutes

Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines at www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

In the interest of linking performance to pay, vote yes:

REASONABLE CRITERIA FOR GOLDEN PARACHUTES

YES ON 9

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. and Mrs. Lloyd Scaff
c/o Mr. Clifford Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. and Mrs. Scaff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. Clifford Brauff. Because no cover letter accompanied the Proposal, we assume for purposes of this letter that you are co-proponents and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting. Also, because you did not provide a current mailing address and no such address appears in our shareholder records, we are sending this letter to you in care of your co-proponent, Mr. Brauff.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Mr. and Mrs. Lloyd Scaff
December 20, 2001
Page 2

Based on a preliminary review of the Proposal and our shareholder records, PG&E Corporation believes you have provided neither the required proof that you are eligible to submit a shareholder proposal nor the required written statements. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

Enclosures

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Clifford K. Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. Brauff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. and Mrs. Lloyd Scaff. Because no cover letter accompanied the proposal, we assume for purposes of this letter that you are a co-proponent and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. Also, the shareholder must submit a written statement that the shareholder intends to hold those securities through the date of the annual meeting of shareholders, and must actually hold those shares throughout that period. Based on our preliminary review of the Proposal, we believe you have not provided the required written statement and do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 16, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 22 AM 10: 31

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request

Ladies and Gentlemen:

This is submitted to clarify the company no action request claims:

1) Advance agreement was obtained with Mr. and Mrs. Lloyd Scaff to submit this proposal on their behalf.
2) Written authorization was received from Mr. and Mrs. Scaff to submit this proposal.
3) It is not required that a proposal have 2 or 3 sponsors.
4) Mr. Brauff submitted a shareholder proposal to PG&E in 2001.
5) Mr. Brauff has been interested in corporate governance topics at PG&E Corporation for at least 2 years.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCG
Clifford Brauff
Mr. and Mrs. Lloyd Scaff

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 30, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Proposal
Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

This is to withdraw the above proposal at the direction Mr. and Mrs. Lloyd Scaff and based on their legal proxy to the undersigned.

The company has accepted that Mr. Clifford Brauff is not sponsoring a shareholder proposal in 2002 as he did in 2001. Source: The company January 2, 2002 letter.

Thus the proponents' withdrawal of the proposal may have made this matter moot.

Sincerely,

John Chevedden
cc: PCG
Clifford Brauff
Mr. and Mrs. Lloyd Scaff

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 15, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

This letter supplements the letters dated December 21, 2001 (the "Initial Letter") and January 2, 2002 (the "January 2nd Letter"), sent by us to you on behalf of PG&E Corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") purportedly submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience copies of our previous letters are enclosed. In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter.

Because of the short period of time between the receipt of the Proposal and the deadline pursuant to Rule 14a-8(j)(1) for the submission of the Initial Letter, the period pursuant to Rule 14a-8(f)(1) for the proponents to correct the eligibility and procedural deficiencies described in the Initial Letter had not yet expired by the time our previous letters were submitted.

That period has now expired and the proponents have failed to remedy the deficiencies. The Corporation has had no communication from either Mr. Brauff or Mr. and Mrs. Scaff since the telephone calls in late December described in the January 2nd Letter.

On the basis of the Initial Letter, the January 2nd Letter and the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

ORRICK

The Corporation requests that the Staff waive the 80 day requirement of Rule 14a-8(j)(1) to the extent that such a waiver may be needed. The Initial Letter was submitted within the time period set forth in the Rule. The January 2nd Letter was submitted later because the Corporation did not receive the telephone message from Mr. Brauff described in that letter, until after the deadline for submissions set forth in the Rule. This supplemental letter is being submitted later because the short period of time between the deadline for shareholder proposal submissions to the Corporation and the deadline pursuant to Rule 14a-8(j)(1) for the submission of the Initial Letter did not provide sufficient time for the period pursuant to Rule 14a-8(f)(1) for the proponents to correct the eligibility and procedural deficiencies described in the Initial Letter to run prior to the submission of the previous letters. *See* E*Trade Group, Inc. (October 31, 2000) and PHP Healthcare Corporation (August 25, 1998) (waivers granted when the companies were waiting for a response from the proponents).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

RECEIVED

January 2, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter"), sent by us to you on behalf of PG&E Corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") purportedly submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter.

BACKGROUND

The Corporation received the Proposal by facsimile on December 17, 2001 (the "December 17th Fax") without a cover letter identifying the sender(s) or any other correspondence. "Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff" are typed at the top of the Proposal after the words "Submitted by". In letters sent to each of Mr. Brauff and Mr. and Mrs. Scaff by overnight courier on December 20, 2001, the Corporation notified them of their failure to satisfy the procedural and eligibility requirements for shareholder proposals and provided them with an opportunity to correct the problem. Because no contact information was provided, the Corporation sent the letter to Mr. and Mrs. Scaff (who are not record shareholders) in care of their purported co-proponent, Mr. Brauff (who is a record shareholder).

On December 26, 2001, Mr. Brauff left a recorded telephone message for the Corporate Secretary in response to his receipt of the Corporation's letter of December 20, 2001.

Mr. Brauff was surprised by the Corporation's letter. In his message, he stated that despite the fact that he was listed as having submitted it, he had not seen the Proposal before and did not know the Scaffs. He further stated that "Mr. Chevedden and I did submit a proposal last year" but Mr.

Chevedden "assumed something that was not true this year". Mr. Brauff said that he had called Mr. Chevedden and left a message on his answering machine asking Mr. Chevedden not to use Mr. Brauff's name again without asking first.

After learning from Mr. Brauff that the December 20th letter to the Scaffs did not reach them, the Corporation faxed a copy of the Corporation's letter of December 20, 2001 to the Scaffs to the fax number printed on the top of the Proposal as the number of the sending fax in a further effort to notify the Scaffs of their failure to comply with the requirements. This fax number is the same as the sending fax number printed on the top of five other shareholder proposals received by the Corporation with respect to its 2002 proxy statement. By his own admission in letters accompanying certain of the other proposals submitted this year, this number is the fax number of Mr. John Chevedden.

Subsequent to faxing the December 20th letter to the Scaffs, their address and telephone number were located by searching the Internet. The Corporation confirmed by telephone with Mrs. Scaff that she and her husband are the Scaffs referred to in the Proposal. The Corporation then sent a copy of the December 20th letter to the Scaffs at their home address. Copies of the cover letters sent to the Scaffs on December 28, 2001 with the December 20th letter are enclosed as Exhibit B.

In the course of the conversation with Mrs. Scaff, she stated that she did not know who Mr. Brauff is. She also said that Mr. Chevedden was "handling the matter".

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the reasons stated in the Initial Letter as well as the failure of the proponent to comply with the eligibility requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

DISCUSSION

Mr. Brauff, a record holder of the Corporation's shares and indicated as a proponent in the December 17th Fax, has indicated he is not the proponent of the Proposal. As by his own representation Mr. Brauff did not submit the Proposal, someone else must have fraudulently used Mr. Brauff's name to submit a proposal they were not otherwise eligible to submit.

Based on the statements in his message, Mr. Brauff believes that Mr. Chevedden is the true proponent of the Proposal, despite the language of the December 17th Fax identifying Mr. Brauff and the Scaffs as the proponents. As Mrs. Scaff said she did not know who her purported co-proponent is, it can be fairly concluded that she has never discussed the Proposal with him, and it is quite probable she never saw the Proposal until she received it with the Corporation's December 20th letter. Whether or not she has discussed it with Mr. Chevedden is unknown; in either case, the Proposal is clearly Mr. Chevedden's product, not that of Mr. Brauff or the Scaffs. *See* TRW, Inc. (January 24, 2001) (proposal may be excluded as shareholder indicated that Mr. Chevedden, not the shareholder, instigated and drafted the proposal).

Mr. Chevedden, to the best knowledge of the Corporation, is not currently, nor has he ever been, a shareholder of the Corporation. As such, he is not eligible to submit shareholder proposals to the Corporation pursuant to Rule 14a-8(b)(1).

Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular corporation to express or enlist support for their views on that corporation's performance or corporate governance.

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the corporation to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Securities Exchange Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

Mr. Chevedden has neither an economic stake nor an investment interest in the Corporation. Instead, Mr. Chevedden attempts to circumvent the procedural requirements and purpose of Rule 14a-8 by having actual shareholders of the Corporation appoint him as their proxy. As noted above, six of the nine proposals received by the Corporation this year emanated from Mr. Chevedden's fax machine, despite the fact that, because he is not a shareholder, he was not eligible to submit any of them. At least in the present instance, it appears that Mr. Chevedden has submitted a proposal by using a record shareholder's name without actually even bothering to obtain his proxy.

Mr. Chevedden has used Mr. Brauff's name, without obtaining permission or even contacting Mr. Brauff, in order to submit a proposal to the Corporation furthering Mr. Chevedden's own personal agenda. Mr. Brauff had never seen the Proposal before it was submitted, it was not his idea and he did not have any role in developing it. Under no interpretation can the Proposal be considered the proposal of Mr. Brauff, the Corporation's shareholder of record. Based on Mrs. Scaff's statements, we do not believe the Scaffs had any role in developing the Proposal either.

Even without the explicit representations of Mr. Brauff and Mrs. Scaff, it is clear that Mr. Chevedden, and not the purported proponents, prepared the Proposal. The type font of the Proposal and the number it was faxed from are the same as that of several other proposals submitted to the Corporation this year, including three with respect to which Mr. Chevedden is identified as the proxy for the Corporation shareholder who is the purported proponent, and two others, which, as is the case here, do not identify Mr. Chevedden explicitly. Copies of these five other Chevedden proposals are attached as Exhibit C.

The Proposal's style and format, including much of the wording, are virtually identical to proposals submitted to General Motors and Allegheny Energy Inc. by Mr. Chevedden on behalf of shareholders of those corporations. General Motors (March 29, 2001); Allegheny Energy Inc. (Definitive Proxy Statement, filed April 13, 2000). Copies of these proposals are attached as Exhibits D and E, respectively.

For example, in each of the Proposal and the proposals to General Motors and Allegheny Energy, the following words appear: "This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed." The supporting statements for the Proposal and the proposals to the other companies contain the following words: "A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes." Additionally, throughout the supporting statements all of the proposals use much of the same language.

It is clear simply by looking at the Proposal that it is substantially the same as the proposals submitted to other corporations by Mr. Chevedden. The true proponent of the Proposal is not Mr. Brauff or the Scaffs, but Mr. Chevedden, who is not a shareholder of the Corporation and is not eligible to submit a proposal to the Corporation.

CONCLUSION

On the basis of the Initial Letter and the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's

ORRICK

concurrence that Mr. Brauff's name and other portions of the Proposal (including supporting statements) identified in the Initial Letter may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

The Corporation requests that the Staff waive the 80 day requirement of Rule 14a-8(j)(1) to the extent that such a waiver may be needed. The Initial Letter was submitted within the time period set forth in the Rule. This supplemental letter is being submitted later because the Corporation did not receive the telephone message from Mr. Brauff described in "Background" above, until after the deadline for submissions set forth in the Rule. *See* E*Trade Group, Inc. (October 31, 2000) and PHP Healthcare Corporation (August 25, 1998) (waivers granted when the companies were waiting for a response from the proponents).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff (the "Proponents"), for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

We have enclosed six copies of this letter and the Proposal and attach all other correspondence. A copy of this letter is also being sent to the Proponents as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

The Corporation received the Proposal by facsimile on December 18, 2001 without a cover letter identifying the sender(s), but which purports to have been jointly submitted by the Proponents. The Proposal requests a bylaw amendment that would require stockholder approval of "golden parachutes" and place certain other restrictions on the use of golden parachutes. The Proposal does not designate a representative, nor does it include any of the documentation required by Rule 14a-8(b)(2) to substantiate their ownership. In letters sent to each of the Proponents by overnight courier on December 20, 2001, the Corporation notified the Proponents of their failure to satisfy the procedural and eligibility requirements and provided them with an opportunity to correct the problem. Because no address or facsimile number was provided with respect to Mr. and Mrs. Scaff, the Corporation sent their letter in care of their co-proponent, Mr. Brauff.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

A. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 in two ways as follows:

1. The Proponents Have Not Demonstrated Eligibility.

The Proponents have failed to assert that they are the record owners of $2,000 in market value of the Corporation's stock and have also failed to provide any proof whatsoever that they beneficially own any of the Corporation's stock as required by Rule 14a-8(b)(2). Notwithstanding such failure by Mr. Brauff, a review of the Corporation's records has revealed that he is a shareholder of record who holds the requisite market value required by Rule 14a-8. The Proponents have each failed to affirm their intent to hold the requisite amount of the Corporation's stock through the date of the 2001 annual meeting, as required by Rule 14a-8(b)(2).

2. The Proposal Exceeds 500 Words.

The Proposal, including the supporting statement, is in violation of the 500 word limit imposed by Rule 14a-8(d).

As stated above, the Corporation has notified the Proponents of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation to correct these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than

80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponents should correct the eligibility and procedural deficiencies described above on a timely basis, the Corporation will notify the staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

1. The Proposal Is Impermissibly Vague.

The staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989).

The Proposal is both difficult to understand and also so vague and indefinite that shareholders voting on the proposal will not be able to determine with any reasonable certainty, exactly what would be required in the event that the Proposal was adopted. The Proposal states that "Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utility Index for the 3 years following merger completion." In addition to the syntax errors that make it difficult to understand this sentence, the substantive aim of the sentence is unclear. It is difficult to determine how the Proponents are proposing golden parachutes be linked or indexed to the Corporation's performance following a merger. The shareholders voting at the annual meeting would be forced to guess what the Proposal is meant to cover as well as how it would be implemented, thus making it very difficult for them to evaluate the Proposal. Additionally, even if a shareholder successfully determines the intent of the Proponents, he or she would remain uncertain as to (1) how the Proponents were intending such golden parachutes in excess of one-year's base pay to be linked or indexed to the Dow Jones Utility Index and (2) the standards by which performance criteria are to be evaluated. The Proposal is impermissibly vague and misleading and therefore the Corporation believes that it is entitled to exclude the proposal on Rule 14a-8(i)(3) grounds. See Hershey Foods Corp. (Dec. 27, 1988) (allowing the exclusion of a proposal that the company establish a policy against advertising on "sexually suggestive" television programs, where the staff emphasized that "the standards under the proposal may be subject to differing interpretations").

2. The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Supporting Statement contains several statements which are false or misleading, as set forth below in the order in which they appear in the Supporting Statement, in that it fails to provide supporting authority for assertions and contains irrelevant, confusing and inaccurate information.

a. *"A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes."*

The Proponents have not provided factual support in the form of a citation to a specific source for this quotation. The failure to provide such information renders the statement misleading because the shareholders have no ability to verify the statement's context and accuracy. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement in its entirety. See General Motors Corporation (April 10, 2000), (March 29, 2001); Southwest Airlines Co. (Mar. 13, 2001).

b. *"Additionally, the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% - two and ½ times the average in PG&E's industry peer group."*

This statement is confusing to shareholders because the statistics cited with respect to the Corporation's management option plan (even if accurate) are irrelevant and have no bearing on the Proposal, the stated purpose of which appears to be to limit the Corporation's ability to provide severance benefits to its management. The statement is materially misleading because a shareholder could conclude that an affirmative vote on the Proposal will restrict the Corporation's ability to grant options to its management team under the management stock option plan or will serve to limit or prevent any potential dilutive effects associated with the exercise of options granted to management thereunder. The staff has instructed proponents to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001).

Further, this statement is also materially misleading because the Proponents have failed to provide citations for these statistics and have also failed to provide factual support for the asserted dilution

percentage and the stated multiplier as compared to the average in PG&E's industry peer group, nor have they identified the members of such peer group. Therefore shareholders do not have an opportunity to verify the accuracy of the statement. Again, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement from the Proposal. See General Motors Corporation (March 29, 2001) (requiring the proponent to provide additional support for similar language).

c. *"In the view of certain institutional investors"*

The Proponents fail to identify the institutional investors to which they are referring. This statement is misleading since the shareholders have no means to independently verify the statements that follow this phrase, nor to evaluate the merits of the views held by such institutional investors. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the phrase and the enumerated items that immediately follow in their entirety. See General Motors Corporation (April 10, 2000) and (March 29, 2001).

d. *"The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint [NYSE: FON] with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders. Another example of questionable golden parachutes is the $150 million parachute payouts to Northrop Grumann executives after the merger with Lockheed Martin collapsed."*

These statistics are misleading because there is no basis for comparing these severance pay-outs to the types of severance arrangements the Corporation might enter into and there is no basis to determine the significance of such amounts in comparison to the total consideration involved in the transaction. Further, the Proponents do not provide any support for the quoted figures. Therefore, the Corporation requests that the staff instruct Proponents to provide additional context and support for these figures or to delete these statements in their entirety.

The staff has stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). In this case, the Corporation believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal because the defects cause it to be it misleading and confusing to shareholders. However, if the Proposal cannot be omitted, the Corporation believes, at a minimum, that it should be amended to correct the deficiencies described above.

ORRICK

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

M Gray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

9 – REASONABLE CRITERIA FOR GOLDEN PARACHUTES

Submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff.

Resolved:
PG&E shareholders request reasonable criteria for golden parachutes stated in a bylaw. This includes a shareholder vote on golden parachutes. Golden Parachutes are a lucrative bonus for management after a merger. This vote would apply to golden parachutes in excess of one-year's total pay.

This policy includes that Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utilities Index for the 3 years following merger completion. The Dow Jones Utilities Index chart is published on page 38 [the company is requested to insert the correct page number from the 2002 proxy] in this proxy booklet.

This policy includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

Supporting Statements
A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes.

Golden parachutes need reasonable limits
This is due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed a parachute.

Additionally the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% – two and 1/2 times the average in PG&E's industry peer group.

In the view of certain institutional investors
Golden parachutes have the potential to:
1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The magnitude of golden parachutes
The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

Is the company stand on this topic supported by institutional investors?

In reviewing the company stand on this proposal topic, or to any shareholder proposal topic on the 2002 ballot, it may be useful to ask whether the company stand is opposed to the recommendation of some key institutional investors and influential proxy analysts – as it often is.

Respected Independent Guidelines on Golden Parachutes

Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines at www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

In the interest of linking performance to pay, vote yes:

REASONABLE CRITERIA FOR GOLDEN PARACHUTES

YES ON 9

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. and Mrs. Lloyd Scaff
c/o Mr. Clifford Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. and Mrs. Scaff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. Clifford Brauff. Because no cover letter accompanied the Proposal, we assume for purposes of this letter that you are co-proponents and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting. Also, because you did not provide a current mailing address and no such address appears in our shareholder records, we are sending this letter to you in care of your co-proponent, Mr. Brauff.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Mr. and Mrs. Lloyd Scaff
December 20, 2001
Page 2

Based on a preliminary review of the Proposal and our shareholder records, PG&E Corporation believes you have provided neither the required proof that you are eligible to submit a shareholder proposal nor the required written statements. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Clifford K. Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. Brauff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. and Mrs. Lloyd Scaff. Because no cover letter accompanied the proposal, we assume for purposes of this letter that you are a co-proponent and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. Also, the shareholder must submit a written statement that the shareholder intends to hold those securities through the date of the annual meeting of shareholders, and must actually hold those shares throughout that period. Based on our preliminary review of the Proposal, we believe you have not provided the required written statement and do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

EXHIBIT B

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 28, 2001

VIA FACSIMILE (310) 371-7872

Mr. and Mrs. Lloyd Scaff
(Address Unknown)

Dear Mr. and Mrs. Scaff:

PG&E Corporation received via facsimile on December 17, 2001, a shareholder proposal identifying you and Mr. Clifford Brauff as the individuals who had submitted the proposal.

By letter of December 20, 2001, we attempted to notify you that the submission did not satisfy certain Securities and Exchange Commission ("SEC") regulations regarding procedural and eligibility requirements for shareholder proposals. A copy of this letter is enclosed.

Because you did not provide a current mailing address and no such address appears in our shareholder records, our letter was sent to you in care of Mr. Brauff, listed at the top of the proposal as your co-proponent.

Mr. Brauff subsequently informed us that he does not know you or have any contact information for you. Therefore, we are attempting to provide you with a copy of the December 20th letter by faxing it to the fax number from which your proposal was sent.

Sincerely,

Linda Cheng/Eason

Corporate Secretary

LYHC:cmm

Enclosure

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 28, 2001

VIA FEDERAL EXPRESS

Mr. and Mrs. Lloyd Scaff
2449 Pine Knoll Drive
Walnut Creek, CA 94595

Dear Mr. and Mrs. Scaff:

PG&E Corporation received via facsimile on December 17, 2001, a shareholder proposal identifying you and Mr. Clifford Brauff as the individuals who had submitted the proposal.

By letter of December 20, 2001, we attempted to notify you that the submission did not satisfy certain Securities and Exchange Commission ("SEC") regulations regarding procedural and eligibility requirements for shareholder proposals.

Because you did not provide a current mailing address and no such address appears in our shareholder records, our letter was sent to you in care of Mr. Brauff, listed at the top of the proposal as your co-proponent.

Mr. Brauff subsequently informed us that he does not know you or have any contact information for you. We then attempted to provide you with a copy of the December 20th letter by faxing it to the fax number from which your proposal was sent. Subsequently, we were able to obtain your address and telephone number by searching the Internet and confirming your address by telephone with Mrs. Scaff today.

We are therefore enclosing a copy of the December 20th letter to you in compliance with the requirements of the SEC regulations. Also, enclosed is a copy of the December 28th letter that was faxed to you today.

Sincerely,

Linda Y. H. Cheng / Eas

Corporate Secretary

LYHC:cmm

bcc: Robert D. Glynn Jr.
Bruce R. Worthington
Leslie H. Everett
Greg S. Pruett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Akesa L. Fakava
Frances S. Chang
Gary P. Encinas
Kathleen M. Hayes
Cheryl A. Higuera
David M. Kelly
Maria Gray (Orrick Herrington & Sutcliffe)

<u>EXHIBIT C</u>

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

PG&E shareholders request our company not adopt a poison pill and shall redeem any existing pill unless it has first received affirmative support from shareholders.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.
2) Poison pills are a major shift of shareholder rights from shareholders to management.
3) Poison pills adversely affect shareholder value.
 POWER AND ACCOUNTABILITY
 By Nell Minow and Robert Monks

4) The Council of Institutional Investors www.cii.org an association of institutional investors whose assets exceed $1 Trillion (emphasizing the "T") recommends poison pills be approved by shareholders.

5) Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

6) Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

A) PG&E to give $17.5 million in bonuses to top executives while our shattered utility navigates through bankruptcy.

B) Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

C) The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed bankruptcy on April 6, 2001.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

A reason to take the one step proposed here

I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:

- Five of the total of 9 directors have links to PG&E – a widely criticized practice of the once high-flying and now bankrupt Enron.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.
- Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.
- The Council of Institutional Investors holds that the above 3 key committees be 100% independent.
- The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including all ballots. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by John Chevedden, Redondo Beach, Calif. 90278, for the Chevedden Family Trust.

Resolved:

INDEPENDENT DIRECTORS

PG&E Corporation shareholders request a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, www.cii.org.

Institutional Investors own 47% of PG&E stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

Shareholder-friendly

The company could have been shareholder-friendly and allowed a shareholder vote on this topic in 2001. It only needed a small technical change in wording.

This topic won 45% approval at the PG&E 2000 shareholder meeting –
This 45% approval was 70% higher than the vote at the 1999 annual meeting.

These key oversight committees deserve heightened independence – free of Enron-type director links to PG&E. The following Directors profited directly or indirectly from their links to PG&E (Source – previous PG&E proxies):

1) David Andrews
   - Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) Dr. David Lawrence CEO of Kaiser Health Plan
   - Kaiser collected $23 million from PG&E.

3) David Coulter CEO of BankAmerica Corp. until Oct. 1998
   - Bank of America collected $2.5 million from PG&E.

4) Lee Cox Vice Chairman of AirTouch until 1997
   - AirTouch collected $1.5 Million from PG&E.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

It is a disappointment that the new director, Mr. Andrews with the above Enron-type link to PG&E, was selected after the 45%-vote in favor of greater independence.

It is believed that greater accountability, through independent directors on key committees, could help avoid these events that we do not want repeated:

- PG&E bankruptcy work may cost $400 million.
- San Francisco voters deal a blow to PG&E.
- Adopt a proposal to allow the city to set up a public power system to take over the San Francisco PG&E business.
- Enron owes PG&E and other California utilities tens of millions.
- A PG&E net loss of $3.4 billion in 2001
- PG&E borrowed more than $6.8 billion
- Total PG&E debt zoomed to $19 billion
- PG&E strategy of blaming the state of California for the PG&E crises
- Meanwhile, directors allow CEO to collect $7 million paycheck.

For improved accountability:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation.(PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

3 – FREE AND CONFIDENTIAL SHAREHOLDER VOTING

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for all shareholders.]

PG&E shareholders request that the Board of Directors take the steps necessary to adopt a policy of confidential voting at all meetings of company shareholders through a bylaw. This includes the following provisions:

1) The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2) The exception is in a proxy contest where each party is to have equal access to the above.

3) Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

This proposal is submitted by Simon Levine, 960 Shorepoint Court, No. 306, Alameda, CA 94501.

Ensure the Integrity of PG&E Elections

With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse.

Implementing confidential voting can enhance shareholder value:

Shareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box. This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions.

Fundamental to the American system

The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to:

- Actual
- Perceived or
- Potential coercive pressure.

Confidential voting bylaw

According to our company's 2001 proxy statement confidential voting is apparently not formalized as a bylaw.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

While there is no inference that PG&E management uses coercion, the existence of this possibility is sufficient to justify confidentiality. Major companies, such as Coca-Cola, Dow Chemical, Georgia-Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting.

A survey of 56 institutional investors revealed that 75% said they consistently support confidential voting proposals. PG&E is 47% owned by institutional shareholders.

Institutional investor support of this topic is high-caliber support

This proposal topic won significant institutional support to pass at the 2001 annual meetings of other major companies. Institutional investor support is high-caliber support.

Institutional investor leadership

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

CONFIDENTIAL SHAREHOLDER VOTING
YES ON 3

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation.(PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

7 – Stock Options to be Performance-Based

Mr. and Mrs. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854 submit this proposal.

PG&E shareholders urge our Board of Directors to adopt a bylaw that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the Dow Jones Utility Index [company is requested to insert the correct-named index for the 2002 proxy] shown in the graph on page 38 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of bankruptcy as soon as possible.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests
Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 7

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001
5 – Enhance Simple Majority Vote

[This proposal topic is designated by the shareholder and intended for publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading or confusing shareholders.]

Enhance Simple Majority Vote proposal approved by 93% of yes-no votes
Nick Rossi, P.O. Box 249, Boonville, CA 95415, shareholder, submits this proposal.

Shareholders request:
Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

This provision is to apply as a bylaw even if our company's poison pill is rescinded or expires. This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not – repeat not – take bylaw and/or policy maneuvering steps that reverse each other.

One reason for this proposal is that our company recently adopted a poison pill without our approval. The poison pill can limit the impact of simple majority shareholder vote. It can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy.

Core business competency
Shareholders may value some input in oversight of our company's plan to exit bankruptcy. This could help ensure that our company's plan is focused more on core business competency and less on any precieved over-reliance on avoiding current regulation.

To enhance shareholder oversight and value:

Enhance Simple Majority Vote
Yes for Proposal 5

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

EXHIBIT D

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 313/556-5108
PH: 313/556-5000

Mr. John F. Smith
Chairman
General Motors Corporation
100 Renaissance Center
POB 431301
Detroit, MI 48243-7301

Dear Mr. Smith,

The attached resolution is respectfully submitted for vote by General Motors Corporation shareholders at the next shareholder meeting. It is submitted for inclusion in the next and/or 2001 annual General Motors proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I well exceed the requirement to have owned in excess of $2000 of General Motors stock continuously for more than one year and will own the required amount of stock through the next General Motors shareholder meeting. I and my late brother Lewis D. Gilbert have continuously owned General Motors stock for more than 50 years and have attended General Motors annual meetings since at least the 1950s.

This is my legal proxy for Mr. John Chevedden to represent me and my shareholder resolution for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

This proposal is believed to be in the best interest of General Motors and its shareholders. A commitment from General Motors to enact this resolution would allow the resolution to be withdrawn.

Sincerely,

John J. Gilbert
Shareholder
General Motors Corporation

Date

cc:
John Chevedden

Nancy E. Polis
Corporate Secretary
FX: 313/667-3166
PH: 313/556-5000

Proposal 6

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

This proposal is submitted by John J. Gilbert. 29 E. 64th Street. New York. NY 10021-7043.

RESOLVED:

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

General Motors shareholders recommend Golden Parachutes are to be approved as a separate ballot item by a shareholder vote. Golden Parachutes are a lucrative bonus for management after a merger. This proposal applies to golden parachutes in excess of one year's total pay. Note that senior executives often receive many times their base salary as their total yearly pay.

The entire amount of golden parachutes is to be substantially indexed to the performance of General Motors (GM) stock (and/or the merged company) over the 3 years following the merger completion, compared to the Dow Jones Industrial Index. This is similar to performance-based stock options.

This includes that golden parachutes shall not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

SUPPORTING STATEMENT:

The directors and management must be focused on the long-term benefits to shareholders in their negotiations of a merger, sale or other business combination – rather than the personal benefit of a lucrative golden parachute.

The recent failed "merger" involving Chrysler and Daimler is a prime example:

Since the merger Daimler-Chrysler stock has plunged, leaving the company worth less than Daimler-Benz was on its own before the deal.

Newsweek Dec. 11, 2000

Daimler-Chrysler stock has slid to $45 from a high of $108 in 1999.

Business Week Nov. 27, 2000

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes.

Golden parachutes need reasonable limits due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is already guaranteed specific benefits.

This proposal topic, for SHAREHOLDER RIGHT TO VOTE ON GOLDEN PARACHUTES, received a substantial 38% shareholder approval at the May 2000 shareholder meeting of a major company.

The 38%-approval had greater significance since:

- Management dominated communication with shareholders.
- Management directed shareholders not to approve.
- Management's proxy card made it easier to mark one box and thus vote all items per management's direction.
- Management influenced the vote of millions of shares by appointing trustees to vote for shareholders.

It is believed that GM uses these same means to sway shareholder votes.

To maximize shareholder value vote yes for:

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

YES ON 6

The Company is respectfully requested to insert the correct proposal number in the proxy materials.

EXHIBIT E

```
&lt;SEC-DOCUMENT&gt;0000950123-00-003572-index.html : 20000414
&lt;SEC-HEADER&gt;0000950123-00-003572.hdr.sgml : 20000414
ACCESSION NUMBER:               0000950123-00-003572
CONFORMED SUBMISSION TYPE:      DEF 14A
PUBLIC DOCUMENT COUNT:          1
CONFORMED PERIOD OF REPORT:     20000511
FILED AS OF DATE:               20000413

FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 ALLEGHENY ENERGY INC
                CENTRAL INDEX KEY:                      0000003673
                STANDARD INDUSTRIAL CLASSIFICATION:     ELECTRIC SERVICES [4911]
                IRS NUMBER:                             135531602
                STATE OF INCORPORATION:                 MD
                FISCAL YEAR END:                        1231

        FILING VALUES:
                FORM TYPE:              DEF 14A
                SEC ACT:
                SEC FILE NUMBER:        001-00267
                FILM NUMBER:            599891

        BUSINESS ADDRESS:
                STREET 1:               10435 DOWNSVILLE PIKE
                CITY:                   HAGERSTOWN
                STATE:                  MD
                ZIP:                    21740-1766
                BUSINESS PHONE:         3017903400

        MAIL ADDRESS:
                STREET 1:               10435 DOWNSVILLE PIKE
                CITY:                   HAGERSTOWN
                STATE:                  MD
                ZIP:                    21740-1766

        FORMER COMPANY:
                FORMER CONFORMED NAME:  ALLEGHENY POWER SYSTEM INC
                DATE OF NAME CHANGE:    19920703

        FORMER COMPANY:
                FORMER CONFORMED NAME:  WEST PENN ELECTRIC CO
                DATE OF NAME CHANGE:    19660908
&lt;/SEC-HEADER&gt;
&lt;DOCUMENT&gt;
&lt;TYPE&gt;DEF 14A
&lt;SEQUENCE&gt;1
&lt;DESCRIPTION&gt;DEFINITIVE PROXY MATERIAL
&lt;TEXT&gt;

&lt;PAGE&gt;   1
```

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

The Company believes that it has taken prudent, adequate, and balanced steps to protect the environment, consumers, shareholders, and the national interest in energy security and will continue to do so.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ABOVE PROPOSAL.

SHAREHOLDER PROPOSAL REGARDING GOLDEN PARACHUTES

RESOLVED:

Shareholder Right to Vote on Golden Parachutes

Golden Parachutes, generous payments to management after a merger, shall be approved by a majority stockholder vote. This includes a vote as a separate resolution at a shareholder meeting.

The entire amount of golden parachutes shall be substantially indexed to the performance of Allegheny Energy (AYE) stock (and/or the merged company) over the 3 years following the merger completion, compared to the Dow Jones Utilities Index. This is similar to performance-based stock options.

This includes that golden parachutes shall not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

SUPPORTING STATEMENT:

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then reject or approve golden parachutes.

Golden parachutes need reasonable limits due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed specific benefits.

The recent failed merger with DQE Inc. would have given Allegheny management Golden Parachutes of 3-times their maximum annual pay.

However, the Federal Court said DQE Inc. properly canceled the proposed Allegheny-DQE merger. Source: Reuters, Dec. 3, 1999.

Allegheny management may still try to salvage their triple-bonus parachutes by appealing the Federal Court's Dec. 3, 1999 ruling against the merger. Source: Allegheny Power Dec. 3, 1999 Press Release.

While management focused on the merger for 2 1/2 years, the day to day operation of the company suffered:

Allegheny reported...
- An extraordinary charge of $265 million
- A net loss of $50.6 million
  Business Wire Oct. 16, 1998

3rd quarter earnings dropped $11 million.
Allegheny Press Release Oct. 15, 1999

Allegheny stock drops to one-year low.
Wall Street Journal Dec. 15, 1999

Management needs to give shareholder value higher priority. The Investor Responsibility Research Center, Washington, DC, said management's 1998 stock option plan had a potential shareholder dilution of 8% -- four-times the average in Allegheny's industry peer group. Institutional Shareholder Services (www.cda.com/iss) recommended a no vote. Management's 1998 stock option was rejected by 30% of shareholder votes -- ignoring management's direction.

This 30%-rejection shows that management's direction failed the scrutiny of a substantial number of shareholders. This sizable shareholder rejection alerts shareholders to question management direction carefully, including its direction on this resolution.

This proposal, for shareholder right to vote on golden parachutes, received a sizable 36% shareholders approval at the 1999 shareholder meeting.

The 36%-approval is significant since:

- Management dominates communication with shareholders.

- Management directed shareholders not to approve.

- Management's proxy card makes it easier to mark one box and thus vote all items per management's direction.

- Management influences the vote of millions of shares by appointing trustees to vote for shareholders.

- Management confused shareholders in 1999 by publishing the resolution -- deleting its ballot number.

To maximize shareholder value vote yes for:
Shareholder Right to Vote on Golden Parachutes
Yes on 4

END OF SHAREHOLDER PROPOSAL

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL AND WILL SO VOTE PROXIES RECEIVED THAT DO NOT OTHERWISE SPECIFY.

The Company's executive compensation programs are designed to attract and retain highly qualified executives and motivate them to maximize stockholder returns. These programs, which have been developed to be competitive with compensation packages offered by other comparable employers, link a significant portion of executive compensation to performance and to total stockholder return.

The Board of Directors oversees the compensation arrangements for the Company's officers, primarily through the Management Review and Director Affairs Committee of the Board. (See the report of the Management Review and Director Affairs Committee below.) The Board recognizes its responsibility to make executive compensation decisions in a manner it believes to be in the best interest of the Company and its stockholders.

The Company's Change in Control contracts, one feature of the total compensation arrangements, are intended to enhance the Company's ability to attract and retain the highest quality executives. The Board believes that these executives could have pursued other employment opportunities with companies that offer similar or greater financial benefits and income security to that offered in the Company's Change in Control contracts. It would be unreasonable to expose these executives to financial risks without protection similar to what other companies would offer in the event that their positions with the Company are adversely affected by an unanticipated change in circumstances. The Change in Control contracts are also intended to keep executives focused and objective in

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

January 2, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter"), sent by us to you on behalf of PG&E Corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") purportedly submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter.

BACKGROUND

The Corporation received the Proposal by facsimile on December 17, 2001 (the "December 17th Fax") without a cover letter identifying the sender(s) or any other correspondence. "Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff" are typed at the top of the Proposal after the words "Submitted by". In letters sent to each of Mr. Brauff and Mr. and Mrs. Scaff by overnight courier on December 20, 2001, the Corporation notified them of their failure to satisfy the procedural and eligibility requirements for shareholder proposals and provided them with an opportunity to correct the problem. Because no contact information was provided, the Corporation sent the letter to Mr. and Mrs. Scaff (who are not record shareholders) in care of their purported co-proponent, Mr. Brauff (who is a record shareholder).

On December 26, 2001, Mr. Brauff left a recorded telephone message for the Corporate Secretary in response to his receipt of the Corporation's letter of December 20, 2001.

Mr. Brauff was surprised by the Corporation's letter. In his message, he stated that despite the fact that he was listed as having submitted it, he had not seen the Proposal before and did not know the Scaffs. He further stated that "Mr. Chevedden and I did submit a proposal last year" but Mr.

Chevedden "assumed something that was not true this year". Mr. Brauff said that he had called Mr. Chevedden and left a message on his answering machine asking Mr. Chevedden not to use Mr. Brauff's name again without asking first.

After learning from Mr. Brauff that the December 20th letter to the Scaffs did not reach them, the Corporation faxed a copy of the Corporation's letter of December 20, 2001 to the Scaffs to the fax number printed on the top of the Proposal as the number of the sending fax in a further effort to notify the Scaffs of their failure to comply with the requirements. This fax number is the same as the sending fax number printed on the top of five other shareholder proposals received by the Corporation with respect to its 2002 proxy statement. By his own admission in letters accompanying certain of the other proposals submitted this year, this number is the fax number of Mr. John Chevedden.

Subsequent to faxing the December 20th letter to the Scaffs, their address and telephone number were located by searching the Internet. The Corporation confirmed by telephone with Mrs. Scaff that she and her husband are the Scaffs referred to in the Proposal. The Corporation then sent a copy of the December 20th letter to the Scaffs at their home address. Copies of the cover letters sent to the Scaffs on December 28, 2001 with the December 20th letter are enclosed as Exhibit B.

In the course of the conversation with Mrs. Scaff, she stated that she did not know who Mr. Brauff is. She also said that Mr. Chevedden was "handling the matter".

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the reasons stated in the Initial Letter as well as the failure of the proponent to comply with the eligibility requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

DISCUSSION

Mr. Brauff, a record holder of the Corporation's shares and indicated as a proponent in the December 17th Fax, has indicated he is not the proponent of the Proposal. As by his own representation Mr. Brauff did not submit the Proposal, someone else must have fraudulently used Mr. Brauff's name to submit a proposal they were not otherwise eligible to submit.

Based on the statements in his message, Mr. Brauff believes that Mr. Chevedden is the true proponent of the Proposal, despite the language of the December 17th Fax identifying Mr. Brauff and the Scaffs as the proponents. As Mrs. Scaff said she did not know who her purported co-proponent is, it can be fairly concluded that she has never discussed the Proposal with him, and it is quite probable she never saw the Proposal until she received it with the Corporation's December 20th letter. Whether or not she has discussed it with Mr. Chevedden is unknown; in either case, the Proposal is clearly Mr. Chevedden's product, not that of Mr. Brauff or the Scaffs. *See* TRW, Inc. (January 24, 2001) (proposal may be excluded as shareholder indicated that Mr. Chevedden, not the shareholder, instigated and drafted the proposal).

Mr. Chevedden, to the best knowledge of the Corporation, is not currently, nor has he ever been, a shareholder of the Corporation. As such, he is not eligible to submit shareholder proposals to the Corporation pursuant to Rule 14a-8(b)(1).

Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular corporation to express or enlist support for their views on that corporation's performance or corporate governance.

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the corporation to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Securities Exchange Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

Mr. Chevedden has neither an economic stake nor an investment interest in the Corporation. Instead, Mr. Chevedden attempts to circumvent the procedural requirements and purpose of Rule 14a-8 by having actual shareholders of the Corporation appoint him as their proxy. As noted above, six of the nine proposals received by the Corporation this year emanated from Mr. Chevedden's fax machine, despite the fact that, because he is not a shareholder, he was not eligible to submit any of them. At least in the present instance, it appears that Mr. Chevedden has submitted a proposal by using a record shareholder's name without actually even bothering to obtain his proxy.

Mr. Chevedden has used Mr. Brauff's name, without obtaining permission or even contacting Mr. Brauff, in order to submit a proposal to the Corporation furthering Mr. Chevedden's own personal agenda. Mr. Brauff had never seen the Proposal before it was submitted, it was not his idea and he did not have any role in developing it. Under no interpretation can the Proposal be considered the proposal of Mr. Brauff, the Corporation's shareholder of record. Based on Mrs. Scaff's statements, we do not believe the Scaffs had any role in developing the Proposal either.

Even without the explicit representations of Mr. Brauff and Mrs. Scaff, it is clear that Mr. Chevedden, and not the purported proponents, prepared the Proposal. The type font of the Proposal and the number it was faxed from are the same as that of several other proposals submitted to the Corporation this year, including three with respect to which Mr. Chevedden is identified as the proxy for the Corporation shareholder who is the purported proponent, and two others, which, as is the case here, do not identify Mr. Chevedden explicitly. Copies of these five other Chevedden proposals are attached as Exhibit C.

The Proposal's style and format, including much of the wording, are virtually identical to proposals submitted to General Motors and Allegheny Energy Inc. by Mr. Chevedden on behalf of shareholders of those corporations. General Motors (March 29, 2001); Allegheny Energy Inc. (Definitive Proxy Statement, filed April 13, 2000). Copies of these proposals are attached as Exhibits D and E, respectively.

For example, in each of the Proposal and the proposals to General Motors and Allegheny Energy, the following words appear: "This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed." The supporting statements for the Proposal and the proposals to the other companies contain the following words: "A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes." Additionally, throughout the supporting statements all of the proposals use much of the same language.

It is clear simply by looking at the Proposal that it is substantially the same as the proposals submitted to other corporations by Mr. Chevedden. The true proponent of the Proposal is not Mr. Brauff or the Scaffs, but Mr. Chevedden, who is not a shareholder of the Corporation and is not eligible to submit a proposal to the Corporation.

CONCLUSION

On the basis of the Initial Letter and the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's

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concurrence that Mr. Brauff's name and other portions of the Proposal (including supporting statements) identified in the Initial Letter may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

The Corporation requests that the Staff waive the 80 day requirement of Rule 14a-8(j)(1) to the extent that such a waiver may be needed. The Initial Letter was submitted within the time period set forth in the Rule. This supplemental letter is being submitted later because the Corporation did not receive the telephone message from Mr. Brauff described in "Background" above, until after the deadline for submissions set forth in the Rule. *See* E*Trade Group, Inc. (October 31, 2000) and PHP Healthcare Corporation (August 25, 1998) (waivers granted when the companies were waiting for a response from the proponents).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

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ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff (the "Proponents"), for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

We have enclosed six copies of this letter and the Proposal and attach all other correspondence. A copy of this letter is also being sent to the Proponents as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

The Corporation received the Proposal by facsimile on December 18, 2001 without a cover letter identifying the sender(s), but which purports to have been jointly submitted by the Proponents. The Proposal requests a bylaw amendment that would require stockholder approval of "golden parachutes" and place certain other restrictions on the use of golden parachutes. The Proposal does not designate a representative, nor does it include any of the documentation required by Rule 14a-8(b)(2) to substantiate their ownership. In letters sent to each of the Proponents by overnight courier on December 20, 2001, the Corporation notified the Proponents of their failure to satisfy the procedural and eligibility requirements and provided them with an opportunity to correct the problem. Because no address or facsimile number was provided with respect to Mr. and Mrs. Scaff, the Corporation sent their letter in care of their co-proponent, Mr. Brauff.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

A. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 in two ways as follows:

1. The Proponents Have Not Demonstrated Eligibility.

The Proponents have failed to assert that they are the record owners of $2,000 in market value of the Corporation's stock and have also failed to provide any proof whatsoever that they beneficially own any of the Corporation's stock as required by Rule 14a-8(b)(2). Notwithstanding such failure by Mr. Brauff, a review of the Corporation's records has revealed that he is a shareholder of record who holds the requisite market value required by Rule 14a-8. The Proponents have each failed to affirm their intent to hold the requisite amount of the Corporation's stock through the date of the 2001 annual meeting, as required by Rule 14a-8(b)(2).

2. The Proposal Exceeds 500 Words.

The Proposal, including the supporting statement, is in violation of the 500 word limit imposed by Rule 14a-8(d).

As stated above, the Corporation has notified the Proponents of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation to correct these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than

80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponents should correct the eligibility and procedural deficiencies described above on a timely basis, the Corporation will notify the staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

1. The Proposal Is Impermissibly Vague.

The staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989).

The Proposal is both difficult to understand and also so vague and indefinite that shareholders voting on the proposal will not be able to determine with any reasonable certainty, exactly what would be required in the event that the Proposal was adopted. The Proposal states that "Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utility Index for the 3 years following merger completion." In addition to the syntax errors that make it difficult to understand this sentence, the substantive aim of the sentence is unclear. It is difficult to determine how the Proponents are proposing golden parachutes be linked or indexed to the Corporation's performance following a merger. The shareholders voting at the annual meeting would be forced to guess what the Proposal is meant to cover as well as how it would be implemented, thus making it very difficult for them to evaluate the Proposal. Additionally, even if a shareholder successfully determines the intent of the Proponents, he or she would remain uncertain as to (1) how the Proponents were intending such golden parachutes in excess of one-year's base pay to be linked or indexed to the Dow Jones Utility Index and (2) the standards by which performance criteria are to be evaluated. The Proposal is impermissibly vague and misleading and therefore the Corporation believes that it is entitled to exclude the proposal on Rule 14a-8(i)(3) grounds. See Hershey Foods Corp. (Dec. 27, 1988) (allowing the exclusion of a proposal that the company establish a policy against advertising on "sexually suggestive" television programs, where the staff emphasized that "the standards under the proposal may be subject to differing interpretations").

2. The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Supporting Statement contains several statements which are false or misleading, as set forth below in the order in which they appear in the Supporting Statement, in that it fails to provide supporting authority for assertions and contains irrelevant, confusing and inaccurate information.

a. *"A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes."*

The Proponents have not provided factual support in the form of a citation to a specific source for this quotation. The failure to provide such information renders the statement misleading because the shareholders have no ability to verify the statement's context and accuracy. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement in its entirety. See General Motors Corporation (April 10, 2000), (March 29, 2001); Southwest Airlines Co. (Mar. 13, 2001).

b. *"Additionally, the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% - two and ½ times the average in PG&E's industry peer group."*

This statement is confusing to shareholders because the statistics cited with respect to the Corporation's management option plan (even if accurate) are irrelevant and have no bearing on the Proposal, the stated purpose of which appears to be to limit the Corporation's ability to provide severance benefits to its management. The statement is materially misleading because a shareholder could conclude that an affirmative vote on the Proposal will restrict the Corporation's ability to grant options to its management team under the management stock option plan or will serve to limit or prevent any potential dilutive effects associated with the exercise of options granted to management thereunder. The staff has instructed proponents to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001).

Further, this statement is also materially misleading because the Proponents have failed to provide citations for these statistics and have also failed to provide factual support for the asserted dilution

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percentage and the stated multiplier as compared to the average in PG&E's industry peer group, nor have they identified the members of such peer group. Therefore shareholders do not have an opportunity to verify the accuracy of the statement. Again, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the statement from the Proposal. See General Motors Corporation (March 29, 2001) (requiring the proponent to provide additional support for similar language).

c. *"In the view of certain institutional investors"*

The Proponents fail to identify the institutional investors to which they are referring. This statement is misleading since the shareholders have no means to independently verify the statements that follow this phrase, nor to evaluate the merits of the views held by such institutional investors. Therefore, the Corporation requests that the staff instruct the Proponents to provide the Corporation with such information or to delete the phrase and the enumerated items that immediately follow in their entirety. See General Motors Corporation (April 10, 2000) and (March 29, 2001).

d. *"The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint [NYSE: FON] with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders. Another example of questionable golden parachutes is the $150 million parachute payouts to Northrop Grumann executives after the merger with Lockheed Martin collapsed."*

These statistics are misleading because there is no basis for comparing these severance pay-outs to the types of severance arrangements the Corporation might enter into and there is no basis to determine the significance of such amounts in comparison to the total consideration involved in the transaction. Further, the Proponents do not provide any support for the quoted figures. Therefore, the Corporation requests that the staff instruct Proponents to provide additional context and support for these figures or to delete these statements in their entirety.

The staff has stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). In this case, the Corporation believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal because the defects cause it to be it misleading and confusing to shareholders. However, if the Proposal cannot be omitted, the Corporation believes, at a minimum, that it should be amended to correct the deficiencies described above.

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Clifford Brauff
Mr. and Mrs. Lloyd Scaff
Linda Y.H. Cheng
Gary P. Encinas

9 – REASONABLE CRITERIA FOR GOLDEN PARACHUTES

Submitted by Mr. Clifford Brauff and Mr. and Mrs. Lloyd Scaff.

Resolved:
PG&E shareholders request reasonable criteria for golden parachutes stated in a bylaw. This includes a shareholder vote on golden parachutes. Golden Parachutes are a lucrative bonus for management after a merger. This vote would apply to golden parachutes in excess of one-year's total pay.

This policy includes that Golden Parachutes above one-year's base-pay are substantially indexed to PG&E Corp. (PCG) stock performance (and/or the merged company) compared to the Dow Jones Utilities Index for the 3 years following merger completion. The Dow Jones Utilities Index chart is published on page 38 [the company is requested to insert the correct page number from the 2002 proxy] in this proxy booklet.

This policy includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

Supporting Statements
A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes.

Golden parachutes need reasonable limits
This is due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed a parachute.

Additionally the 2001 management stock option plan resulted in a potential shareholder total minimum dilution of 12% – two and 1/2 times the average in PG&E's industry peer group.

In the view of certain institutional investors
Golden parachutes have the potential to:
1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The magnitude of golden parachutes
The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

Is the company stand on this topic supported by institutional investors?

In reviewing the company stand on this proposal topic, or to any shareholder proposal topic on the 2002 ballot, it may be useful to ask whether the company stand is opposed to the recommendation of some key institutional investors and influential proxy analysts – as it often is.

Respected Independent Guidelines on Golden Parachutes

Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines at www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

In the interest of linking performance to pay, vote yes:

REASONABLE CRITERIA FOR GOLDEN PARACHUTES

YES ON 9

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. and Mrs. Lloyd Scaff
c/o Mr. Clifford Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. and Mrs. Scaff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. Clifford Brauff. Because no cover letter accompanied the Proposal, we assume for purposes of this letter that you are co-proponents and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting. Also, because you did not provide a current mailing address and no such address appears in our shareholder records, we are sending this letter to you in care of your co-proponent, Mr. Brauff.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the Proposal and our shareholder records, PG&E Corporation believes you have provided neither the required proof that you are eligible to submit a shareholder proposal nor the required written statements. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Clifford K. Brauff
3101 Melendy Drive
San Carlos, CA 94070

Dear Mr. Brauff:

This will inform you that PG&E Corporation (the "Corporation") received via facsimile on December 17, 2001, a shareholder proposal (the "Proposal") that appears to have been submitted by you and Mr. and Mrs. Lloyd Scaff. Because no cover letter accompanied the proposal, we assume for purposes of this letter that you are a co-proponent and that the Proposal was submitted for consideration at the Corporation's 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. Also, the shareholder must submit a written statement that the shareholder intends to hold those securities through the date of the annual meeting of shareholders, and must actually hold those shares throughout that period. Based on our preliminary review of the Proposal, we believe you have not provided the required written statement and do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

EXHIBIT B

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 28, 2001

VIA FACSIMILE (310) 371-7872

Mr. and Mrs. Lloyd Scaff
(Address Unknown)

Dear Mr. and Mrs. Scaff:

PG&E Corporation received via facsimile on December 17, 2001, a shareholder proposal identifying you and Mr. Clifford Brauff as the individuals who had submitted the proposal.

By letter of December 20, 2001, we attempted to notify you that the submission did not satisfy certain Securities and Exchange Commission ("SEC") regulations regarding procedural and eligibility requirements for shareholder proposals. A copy of this letter is enclosed.

Because you did not provide a current mailing address and no such address appears in our shareholder records, our letter was sent to you in care of Mr. Brauff, listed at the top of the proposal as your co-proponent.

Mr. Brauff subsequently informed us that he does not know you or have any contact information for you. Therefore, we are attempting to provide you with a copy of the December 20th letter by faxing it to the fax number from which your proposal was sent.

Sincerely,

Linda Cheng/Eason

Corporate Secretary

LYHC:cmm

Enclosure

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 28, 2001

VIA FEDERAL EXPRESS

Mr. and Mrs. Lloyd Scaff
2449 Pine Knoll Drive
Walnut Creek, CA 94595

Dear Mr. and Mrs. Scaff:

PG&E Corporation received via facsimile on December 17, 2001, a shareholder proposal identifying you and Mr. Clifford Brauff as the individuals who had submitted the proposal.

By letter of December 20, 2001, we attempted to notify you that the submission did not satisfy certain Securities and Exchange Commission ("SEC") regulations regarding procedural and eligibility requirements for shareholder proposals.

Because you did not provide a current mailing address and no such address appears in our shareholder records, our letter was sent to you in care of Mr. Brauff, listed at the top of the proposal as your co-proponent.

Mr. Brauff subsequently informed us that he does not know you or have any contact information for you. We then attempted to provide you with a copy of the December 20th letter by faxing it to the fax number from which your proposal was sent. Subsequently, we were able to obtain your address and telephone number by searching the Internet and confirming your address by telephone with Mrs. Scaff today.

We are therefore enclosing a copy of the December 20th letter to you in compliance with the requirements of the SEC regulations. Also, enclosed is a copy of the December 28th letter that was faxed to you today.

Sincerely,

Linda Y. H. Cheng / Ea[illegible]

Corporate Secretary

LYHC:cmm

bcc: Robert D. Glynn Jr.
Bruce R. Worthington
Leslie H. Everett
Greg S. Pruett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Akesa L. Fakava
Frances S. Chang
Gary P. Encinas
Kathleen M. Hayes
Cheryl A. Higuera
David M. Kelly
Maria Gray (Orrick Herrington & Sutcliffe)

EXHIBIT C

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

PG&E shareholders request our company not adopt a poison pill and shall redeem any existing pill unless it has first received affirmative support from shareholders.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.
2) Poison pills are a major shift of shareholder rights from shareholders to management.
3) Poison pills adversely affect shareholder value.
POWER AND ACCOUNTABILITY
By Nell Minow and Robert Monks

4) The Council of Institutional Investors www.cii.org an association of institutional investors whose assets exceed $1 Trillion (emphasizing the "T") recommends poison pills be approved by shareholders.

5) Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

6) Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

A) PG&E to give $17.5 million in bonuses to top executives while our shattered utility navigates through bankruptcy.

B) Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

C) The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed bankruptcy on April 6, 2001.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

A reason to take the one step proposed here

I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:

- Five of the total of 9 directors have links to PG&E – a widely criticized practice of the once high-flying and now bankrupt Enron.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.
- Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.
- The Council of Institutional Investors holds that the above 3 key committees be 100% independent.
- The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "] [" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including all ballots. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by John Chevedden, Redondo Beach, Calif. 90278, for the Chevedden Family Trust.

Resolved:

INDEPENDENT DIRECTORS

PG&E Corporation shareholders request a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, www.cii.org.

Institutional Investors own 47% of PG&E stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

Shareholder-friendly

The company could have been shareholder-friendly and allowed a shareholder vote on this topic in 2001. It only needed a small technical change in wording.

This topic won 45% approval at the PG&E 2000 shareholder meeting –
This 45% approval was 70% higher than the vote at the 1999 annual meeting.

These key oversight committees deserve heightened independence – free of Enron-type director links to PG&E. The following Directors profited directly or indirectly from their links to PG&E (Source – previous PG&E proxies):

1) David Andrews
   - Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) Dr. David Lawrence CEO of Kaiser Health Plan
   - Kaiser collected $23 million from PG&E.

3) David Coulter CEO of BankAmerica Corp. until Oct. 1998
   - Bank of America collected $2.5 million from PG&E.

4) Lee Cox Vice Chairman of AirTouch until 1997
   - AirTouch collected $1.5 Million from PG&E.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

It is a disappointment that the new director, Mr. Andrews with the above Enron-type link to PG&E, was selected after the 45%-vote in favor of greater independence.

It is believed that greater accountability, through independent directors on key committees, could help avoid these events that we do not want repeated:

- PG&E bankruptcy work may cost $400 million.
- San Francisco voters deal a blow to PG&E.
- Adopt a proposal to allow the city to set up a public power system to take over the San Francisco PG&E business.
- Enron owes PG&E and other California utilities tens of millions.
- A PG&E net loss of $3.4 billion in 2001
- PG&E borrowed more than $6.8 billion
- Total PG&E debt zoomed to $19 billion
- PG&E strategy of blaming the state of California for the PG&E crises
- Meanwhile, directors allow CEO to collect $7 million paycheck.

For improved accountability:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation.(PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

3 – FREE AND CONFIDENTIAL SHAREHOLDER VOTING

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for all shareholders.]

PG&E shareholders request that the Board of Directors take the steps necessary to adopt a policy of confidential voting at all meetings of company shareholders through a bylaw. This includes the following provisions:

1) The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2) The exception is in a proxy contest where each party is to have equal access to the above.

3) Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

This proposal is submitted by Simon Levine, 960 Shorepoint Court, No. 306, Alameda, CA 94501.

Ensure the Integrity of PG&E Elections

With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse.

Implementing confidential voting can enhance shareholder value:

Shareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box. This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions.

Fundamental to the American system

The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to:

- Actual
- Perceived or
- Potential coercive pressure.

Confidential voting bylaw

According to our company's 2001 proxy statement confidential voting is apparently not formalized as a bylaw.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

While there is no inference that PG&E management uses coercion, the existence of this possibility is sufficient to justify confidentiality. Major companies, such as Coca-Cola, Dow Chemical, Georgia-Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting.

A survey of 56 institutional investors revealed that 75% said they consistently support confidential voting proposals. PG&E is 47% owned by institutional shareholders.

Institutional investor support of this topic is high-caliber support

This proposal topic won significant institutional support to pass at the 2001 annual meetings of other major companies. Institutional investor support is high-caliber support.

Institutional investor leadership

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

CONFIDENTIAL SHAREHOLDER VOTING
YES ON 3

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation (PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

7 – Stock Options to be Performance-Based

Mr. and Mrs. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854 submit this proposal.

PG&E shareholders urge our Board of Directors to adopt a bylaw that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the Dow Jones Utility Index [company is requested to insert the correct-named index for the 2002 proxy] shown in the graph on page 38 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of bankruptcy as soon as possible.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests
Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 7

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001
5 – Enhance Simple Majority Vote

[This proposal topic is designated by the shareholder and intended for publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading or confusing shareholders.]

Enhance Simple Majority Vote proposal approved by 93% of yes-no votes

Nick Rossi, P.O. Box 249, Boonville, CA 95415, shareholder, submits this proposal.

Shareholders request:

Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

This provision is to apply as a bylaw even if our company's poison pill is rescinded or expires. This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not – repeat not – take bylaw and/or policy maneuvering steps that reverse each other.

One reason for this proposal is that our company recently adopted a poison pill without our approval. The poison pill can limit the impact of simple majority shareholder vote. It can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy.

Core business competency

Shareholders may value some input in oversight of our company's plan to exit bankruptcy. This could help ensure that our company's plan is focused more on core business competency and less on any precieved over-reliance on avoiding current regulation.

To enhance shareholder oversight and value:

Enhance Simple Majority Vote
Yes for Proposal 5

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

EXHIBIT D

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 313/556-5108
PH: 313/556-5000

Mr. John F. Smith
Chairman
General Motors Corporation
100 Renaissance Center
POB 431301
Detroit, MI 48243-7301

Dear Mr. Smith,

The attached resolution is respectfully submitted for vote by General Motors Corporation shareholders at the next shareholder meeting. It is submitted for inclusion in the next and/or 2001 annual General Motors proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I well exceed the requirement to have owned in excess of $2000 of General Motors stock continuously for more than one year and will own the required amount of stock through the next General Motors shareholder meeting. I and my late brother Lewis D. Gilbert have continuously owned General Motors stock for more than 50 years and have attended General Motors annual meetings since at least the 1950s.

This is my legal proxy for Mr. John Chevedden to represent me and my shareholder resolution for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

This proposal is believed to be in the best interest of General Motors and its shareholders. A commitment from General Motors to enact this resolution would allow the resolution to be withdrawn.

Sincerely,

John J. Gilbert
Shareholder
General Motors Corporation

Date

cc:
John Chevedden

Nancy E. Polis
Corporate Secretary
FX: 313/667-3166
PH: 313/556-5000

Proposal 6

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

This proposal is submitted by John J. Gilbert, 29 E. 64th Street, New York, NY 10021-7043.

RESOLVED:

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

General Motors shareholders recommend Golden Parachutes are to be approved as a separate ballot item by a shareholder vote. Golden Parachutes are a lucrative bonus for management after a merger. This proposal applies to golden parachutes in excess of one year's total pay. Note that senior executives often receive many times their base salary as their total yearly pay.

The entire amount of golden parachutes is to be substantially indexed to the performance of General Motors (GM) stock (and/or the merged company) over the 3 years following the merger completion, compared to the Dow Jones Industrial Index. This is similar to performance-based stock options.

This includes that golden parachutes shall not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

SUPPORTING STATEMENT:

The directors and management must be focused on the long-term benefits to shareholders in their negotiations of a merger, sale or other business combination – rather than the personal benefit of a lucrative golden parachute.

The recent failed "merger" involving Chrysler and Daimler is a prime example:

Since the merger Daimler-Chrysler stock has plunged, leaving the company worth less than Daimler-Benz was on its own before the deal.

Newsweek Dec. 11, 2000

Daimler-Chrysler stock has slid to $45 from a high of $108 in 1999.

Business Week Nov. 27, 2000

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes.

Golden parachutes need reasonable limits due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is already guaranteed specific benefits.

This proposal topic, for SHAREHOLDER RIGHT TO VOTE ON GOLDEN PARACHUTES, received a substantial 38% shareholder approval at the May 2000 shareholder meeting of a major company.

The 38%-approval had greater significance since:

- Management dominated communication with shareholders.
- Management directed shareholders not to approve.
- Management's proxy card made it easier to mark one box and thus vote all items per management's direction.
- Management influenced the vote of millions of shares by appointing trustees to vote for shareholders.

It is believed that GM uses these same means to sway shareholder votes.

To maximize shareholder value vote yes for:

SHAREHOLDER OPPORTUNITY TO VOTE ON GOLDEN PARACHUTES

YES ON 6

The Company is respectfully requested to insert the correct proposal number in the proxy materials.

EXHIBIT E

<SEC-DOCUMENT>0000950123-00-003572-index.html : 20000414
<SEC-HEADER>0000950123-00-003572.hdr.sgml : 20000414
ACCESSION NUMBER: 0000950123-00-003572
CONFORMED SUBMISSION TYPE: DEF 14A
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 20000511
FILED AS OF DATE: 20000413

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: ALLEGHENY ENERGY INC
CENTRAL INDEX KEY: 0000003673
STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC SERVICES [4911]
IRS NUMBER: 135531602
STATE OF INCORPORATION: MD
FISCAL YEAR END: 1231

FILING VALUES:
FORM TYPE: DEF 14A
SEC ACT:
SEC FILE NUMBER: 001-00267
FILM NUMBER: 599891

BUSINESS ADDRESS:
STREET 1: 10435 DOWNSVILLE PIKE
CITY: HAGERSTOWN
STATE: MD
ZIP: 21740-1766
BUSINESS PHONE: 3017903400

MAIL ADDRESS:
STREET 1: 10435 DOWNSVILLE PIKE
CITY: HAGERSTOWN
STATE: MD
ZIP: 21740-1766

FORMER COMPANY:
FORMER CONFORMED NAME: ALLEGHENY POWER SYSTEM INC
DATE OF NAME CHANGE: 19920703

FORMER COMPANY:
FORMER CONFORMED NAME: WEST PENN ELECTRIC CO
DATE OF NAME CHANGE: 19660908
</SEC-HEADER>
<DOCUMENT>
<TYPE>DEF 14A
<SEQUENCE>1
<DESCRIPTION>DEFINITIVE PROXY MATERIAL
<TEXT>

<PAGE> 1

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

The Company believes that it has taken prudent, adequate, and balanced steps to protect the environment, consumers, shareholders, and the national interest in energy security and will continue to do so.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ABOVE PROPOSAL.

SHAREHOLDER PROPOSAL REGARDING GOLDEN PARACHUTES

RESOLVED:

Shareholder Right to Vote on Golden Parachutes

Golden Parachutes, generous payments to management after a merger, shall be approved by a majority stockholder vote. This includes a vote as a separate resolution at a shareholder meeting.

The entire amount of golden parachutes shall be substantially indexed to the performance of Allegheny Energy (AYE) stock (and/or the merged company) over the 3 years following the merger completion, compared to the Dow Jones Utilities Index. This is similar to performance-based stock options.

This includes that golden parachutes shall not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

SUPPORTING STATEMENT:

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then reject or approve golden parachutes.

Golden parachutes need reasonable limits due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed specific benefits.

The recent failed merger with DQE Inc. would have given Allegheny management Golden Parachutes of 3-times their maximum annual pay.

However, the Federal Court said DQE Inc. properly canceled the proposed Allegheny-DQE merger. Source: Reuters, Dec. 3, 1999.

Allegheny management may still try to salvage their triple-bonus parachutes by appealing the Federal Court's Dec. 3, 1999 ruling against the merger. Source: Allegheny Power Dec. 3, 1999 Press Release.

While management focused on the merger for 2 1/2 years, the day to day operation of the company suffered:

Allegheny reported...
- An extraordinary charge of $265 million
- A net loss of $50.6 million
  Business Wire Oct. 16, 1998

3rd quarter earnings dropped $11 million.
Allegheny Press Release Oct. 15, 1999

Allegheny stock drops to one-year low.
Wall Street Journal Dec. 15, 1999

Management needs to give shareholder value higher priority. The Investor Responsibility Research Center, Washington, DC, said management's 1998 stock option plan had a potential shareholder dilution of 8% -- four-times the average in Allegheny's industry peer group. Institutional Shareholder Services (www.cda.com/iss) recommended a no vote. Management's 1998 stock option was rejected by 30% of shareholder votes -- ignoring management's direction.

This 30%-rejection shows that management's direction failed the scrutiny of a substantial number of shareholders. This sizable shareholder rejection alerts shareholders to question management direction carefully, including its direction on this resolution.

This proposal, for shareholder right to vote on golden parachutes, received a sizable 36% shareholders approval at the 1999 shareholder meeting.

The 36%-approval is significant since:

- Management dominates communication with shareholders.
- Management directed shareholders not to approve.
- Management's proxy card makes it easier to mark one box and thus vote all items per management's direction.
- Management influences the vote of millions of shares by appointing trustees to vote for shareholders.
- Management confused shareholders in 1999 by publishing the resolution -- deleting its ballot number.

To maximize shareholder value vote yes for:
Shareholder Right to Vote on Golden Parachutes
Yes on 4

END OF SHAREHOLDER PROPOSAL

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL AND WILL SO VOTE PROXIES RECEIVED THAT DO NOT OTHERWISE SPECIFY.

The Company's executive compensation programs are designed to attract and retain highly qualified executives and motivate them to maximize stockholder returns. These programs, which have been developed to be competitive with compensation packages offered by other comparable employers, link a significant portion of executive compensation to performance and to total stockholder return.

The Board of Directors oversees the compensation arrangements for the Company's officers, primarily through the Management Review and Director Affairs Committee of the Board. (See the report of the Management Review and Director Affairs Committee below.) The Board recognizes its responsibility to make executive compensation decisions in a manner it believes to be in the best interest of the Company and its stockholders.

The Company's Change in Control contracts, one feature of the total compensation arrangements, are intended to enhance the Company's ability to attract and retain the highest quality executives. The Board believes that these executives could have pursued other employment opportunities with companies that offer similar or greater financial benefits and income security to that offered in the Company's Change in Control contracts. It would be unreasonable to expose these executives to financial risks without protection similar to what other companies would offer in the event that their positions with the Company are adversely affected by an unanticipated change in circumstances. The Change in Control contracts are also intended to keep executives focused and objective in

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal relates to golden parachutes.

Based on the facts presented, there appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(b) because Clifford K. Brauff and Mr. and Mrs. Lloyd Scaff are nominal proponents for John Chevedden, who is not eligible to submit a proposal to PG&E. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Jonathan Ingram
Special Counsel